Mail Stop 4-6
								February 25, 2005

Francis F. Lee
President and Chief Executive Officer
2381 Bering Drive
San Jose, CA  95131

	Re:    	Synaptics, Inc.
		Registration Statement on Form S-3
		Filed on January 27, 2005
		File No. 333-122348

Dear Mr. Lee:

      We have limited our review of the above-referenced Form S-3 registration statement of Synaptics, Inc. to the cover page and selling shareholder disclosure and incorporation by reference and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please provide an estimate as to the number of common shares that are issuable upon conversion of the senior subordinated notes. See
Item 501(b)(2) of Regulation S-K. Your legality opinion also should refer to the number of common shares.

Selling Shareholders
2. Please identify the natural person or persons who have sole or shared voting and/or investment control over ATSF-Transamerica Convertible Securities, Bancroft Convertible Fund, Inc., Citadel Credit Trading Ltd., Citadel Equity Fund Ltd., Citigroup Alternative
Investments Enhanced Arbitrage Strategies Fund and any other entities for which this information has not been provided. See telephone interpretation 4S in the Regulation S-K section of the March 1999 Corporation Finance telephone interpretation manual.
3. We note that Guggenheim Portfolio Company, IDEX-Transamerica Convertible Securities Fund, Ramius Master Fund and RCG Latitutde Master Fund are identified as affiliates of broker-dealers.
Please
confirm that none of the other selling shareholders are affiliates of a registered broker-dealer. Please disclose for all broker-dealer affiliates whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
4. We note in footnote 6 to the selling shareholder table that Bear,
Stearns, & Co., a selling shareholder, acted as an initial purchaser in the private placement of the notes. The disclosure goes on to state that Bear, Stearns is an affiliate of a broker-dealer. Please advise. If Bear, Stearns & Co is a registered broker-dealer and a selling shareholder, then it should be named as an underwriter.
We
note further that KDC Financial Products USA is identified as a broker-dealer and should also be named as an underwriter.
5. Your selling securityholder table contains a line item for "Unnamed holders of notes or conversion shares or any future transferees, pledgees, donees or successors or from any such unnamed holders." Footnote 21 and language preceding the table indicate that you intend to name additional selling securityholders by supplement.
Please be advised that you must include information regarding unnamed selling securityholders by post-effective amendment. Please revise.
Transferees, pledgees and donees of identified selling securityholders at the time of effectiveness of the registration statement may be identified in prospectus supplements.

Plan of Distribution
6. We note your discussion regarding short sales. Please
supplementally confirm that you are aware of Telephone Interp. A.
65
(July 1997) on this issue, which is publicly available on our website at www.sec.gov/interps/telephone.shtml.

Incorporation by Reference
7. Amend the registration statement to specifically incorporate by reference the Form 10-Q for the period ended December 25, 2004.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861.  In her absence please contact the undersigned at
(202) 942-1800.

								Sincerely,


      								Barbara C. Jacobs
      Assistant Director

cc:  	Via facsimile:  602-445-8603
	Brian Blaney, Esq.
	Greenberg Traurig, LLP